December 1, 2023

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tamika Sheppard

Re:	Cartesian Therapeutics, Inc.

Registration Statement Filed on Form S-3, as amended on December 1, 2023 (the “Registration Statement”)

File No. 333-275171

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cartesian Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effective date for the above-referenced Registration Statement be accelerated to 5:00 p.m., Eastern Time, on December 1, 2023 or as soon as practicable thereafter.

Please contact Brian K. Rosenzweig of Covington & Burling LLP at (212) 841-1108 or brosenzweig@cov.com with any questions you may have regarding this request. In addition, please notify Mr. Rosenzweig by telephone when this request for acceleration has been granted.

Respectfully,

Cartesian Therapeutics, Inc.

By:	/s/ Carsten Brunn, Ph.D.
Name:	Carsten Brunn, Ph.D.
Title:	President and Chief Executive Officer

cc:	Brian K. Rosenzweig, Covington & Burling LLP